Man Investments

September 22, 2008

08005153

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Keith Kendrick
Compliance Officer

cc: Barry Wakefield (w/ Encl.)

Man Investments Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel +1 (312) 881 6800
Fax +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

COPY

Man Investments

September 22, 2008

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Keith Kendrick
Compliance Officer

cc: Barry Wakefield (w/ Encl.)

Man Investments Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel +1 (312) 881 6800
Fax +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

07:01 22Sep08 RNS-REG-Man Group plc <EMG.L> Director/PDMR Shareholding

RNS Number : 9129D

Man Group plc

22 September 2008

Notification is given pursuant to Disclosure Rule 3.1.4R that on 19th September 2008, Mr Dugald Eadie, Non-Executive Director of the Company, acquired 10,000 shares of 3 3/7 US cents each in Man Group plc at a price of 459.5 pence per share. Following this transaction Mr Eadie is deemed to be interested in a total of 320,000 shares.

10:18 24Sep08 RNS-REG-Man Group plc <EMG.L> Director/PDMR Shareholding
http://pdf.reuters.com/Regnews/regnews.asp?i=43059c3bf0e37541&u=urn:newsml:reuters.com:20080924:RnsX1703E

RNS Number : 1703E

Man Group plc

24 September 2008

This notification relates to a transaction to be notified in accordance with DTR 3.1.4R

On 24th September 2008, Mr Kevin Hayes, Group Finance Director of the Company purchased a total of 26,768 Ordinary shares of 3 3/7 US cents each in Man Group plc at a price of 398.45 pence per share. Following this transaction, Mr Kevin Hayes is deemed to be interested in a total of 217,958 shares.

END

10:17 24Sep08 RNS-REG-Man Group plc <EMG.L> Director/PDMR Shareholding
http://pdf.reuters.com/Regnews/regnews.asp?i=43059c3bf0e37541&u=urn:newsml:reuters.com:20080924:RnsX1695E

RNS Number : 1695E

Man Group plc

24 September 2008

This notification relates to a transaction to be notified in accordance with DTR 3.1.4R

On 24th September 2008, Mr Peter Clarke, Chief Executive Officer of the Company purchased a total of 49,820 Ordinary shares of 3 3/7 US cents each in Man Group plc at a price of 398.45 pence per share. Following this transaction, Mr Peter Clarke is deemed to be interested in a total of 4,630,815 shares.

END

Man Group plc
23 September 2008

Statement on impact of short selling restrictions

Man Group makes the following comments in response to speculation about the impact of the new short selling regimes on the alternative investment industry.

Restrictions on short selling introduced in certain markets and sectors are predominantly affecting the equity long/short style, and to a lesser extent hedging strategies in other styles. Man's assets under management have historically been allocated underweight equity/long short strategies, and remain so, at 14%* compared to the industry average of 33%*.

Man is allocated overweight managed futures predominantly through exposure to AHL. AHL is not expecting to be impacted by the recent short selling restrictions given that its core programme trades its equity component through stock indices.

Whilst performance for the industry in the first 8 months of the year has been broadly negative, managed futures has been one of the few styles to have generated positive performance. Man AHL Diversified Futures Ltd is up 2.3% for the calendar year to 22 September reflecting this.

Man does not expect that there will be any material impact for the funds or the Group from counterparty exposures to Lehman Brothers or AIG.

Man Group will make its pre-close interim trading statement on Monday 29 September, as announced.

* As estimated at 31 March 2008

Enquiries

David Browne
Head of Group Funding & External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 207 144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

About Man Group plc

Man is a world-leading alternative investment management business. With a broad range of funds for institutional and private investors globally, it is known for its performance, innovative product design and investor service. Man manages over USD79.5 billion and employs 1,800 people in 13 countries worldwide.

The original business was founded in 1783. Today, Man Group plc is listed on the London Stock Exchange and ranked in the top 40 companies of the FTSE 100 Index, with a market capitalisation of USD21 billion.

Man supports many awards, charities and initiatives around the world, including sponsorship of the Man Booker literary prizes and the Man Group International Climate Change Award. Further information can be found at www.mangroupplc.com.

Man Group plc
23 September 2008

Man AHL Diversified Futures Ltd Weekly Net Asset Value

As at the close of business on 22 September 2008, the Net Asset Value of Man AHL Diversified Futures Ltd was US$34.89.

Track Record: From inception on 19 May 1998

	Key Statistics
Last week	-3.46%
Last 12 months	+18.3%
Annualised return since inception	+13.1%

ENQUIRIES

David Browne
Head of Group Funding & External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 207 144 3809
miriam.mckay@mangroupplc.com

<u>Merlin PR</u>

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception figures for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month, at the time the last weekly figures for the month are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

END